SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  FORM 12b-25



                          NOTIFICATION OF LATE FILING
                                       of

                                  FORM 10-QSB
                      For Period Ended: December 31, 1998


                        NORTHEAST DIGITAL NETWORKS, INC.
                  (FORMERLY ELECTRONICS COMMUNICATIONS CORP.)
                              (Name of Registrant)


                                   Suite 206
                 425 Broadhollow Road, Melville, New York 11747
                    (Address of Principal Executive Office)


                                     1-18764
                            (Commission File Number)

================================================================================

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part II - Rule 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check the appropriate box.)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

    [X]         (b)  The  subject quarterly report on  Form  10-QSB  or  portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

                (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

      State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

      The Company has significant unresolved issues pending that would require disclosure. These issues may be resolved and, therefore, more accurately disclosed with the additional time allotted via a late filing. A Form 10-QSB will be filed on or before the nineteenth day of February, 1999

Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification

               Joseph Rosio                             (515) 501-0466
               -----------------------------------------------------------------

          (2)  Have all other  periodic  reports required under Section 13 or 15
               (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                                 Yes [X]                No [ ]

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Yes [X]                No [ ]

       It is estimated that the net loss for the nine months ended December 31, 1998, is approximately $6,615,000, resulting from continuing losses from operations as well as a write-off of $1,452,000 of assets related to paging operations.



      Northeast Digital Networks, Inc., has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date: February 11, 1999

                                        By: /s/ Joseph Rosio
                                        -------------------------
                                             Name:   Joseph Rosio
                                             Title:  President